FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with the Israeli Securities Authority on May 14, 2012 in connection with the Registrant's Financial Results for the First Quarter of 2012

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 14, 2012

3

Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the First Quarter of 2012
Part I

Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended March 31, 2012

Details according to Regulation 39A of the Israel Securities Regulations (Periodic and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the First Quarter of 2012, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended March 31, 2012, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2011 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless states explicitly otherwise.

As noted in its press release filed on Form 6-K with the SEC on March 13, 2012, in accordance with reporting requirements in Israel, Elron filed an annual report for 2011 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the first quarter of 2012, which were described in the 20-F Annual Report.

This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's and group companies' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in the Company's filings with the SEC from time to time.

1.	Risk Factors

1.1.	Recent recommendations of the Israeli committee for increasing competitiveness in the economy may adversely affect our business

In April 2012, the Israeli government adopted the final recommendations of the committee for increasing competitiveness in the economy, and decided to authorize the Prime Minister, Minister of Finance and Minister of Justice to disseminate a legislative memorandum for the implementation for the Committee's report, in which, among other things, directives will be set to regulate and limit the operations of pyramid holding structures; procedures will be determined for the allocation of public assets which will require that the functions in charge of the allocation consider considerations of competition, and with regard to essential infrastructures, decentralization considerations, prior to the allocation, and; restrictions and conditions will be determined regarding the holding of significant financial and non-financial companies by the same controlling shareholder. In addition, the Israeli government decided to form a team headed by the Head of the National Economic Council and the Director of Capital  Markets, Insurance and Savings, for aiding in advancing the legislative proceedings.

2

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Investments

In the first quarter of 2012, Elron and RDC invested approximately $4.3 million in the Group Companies. Most of this amount was invested in BrainsGate which received the second installment out of three installments under the financing round it completed (see Note 3.E to the Financial Statements). For further details on Elron's and RDC's investments see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.2.	Sale of Starling's Business

In May 2012, subsequent to the reporting date, the merger between Starling and a wholly-owned Elron and RDC subsidiary (the "Merger") was completed, whereby all publicly-owned Starling shares were purchased by Elron and RDC for a cash consideration. According to information provided by the Tel Aviv Stock Exchange, Starling's shares are expected to be delisted from trading on May 15, 2012 and Starling will become a private company whose issued capital is approximately 46.45% and approximately 53.55% held by Elron and RDC, respectively. For additional details, see Note 3.A to the Financial Statements.

2.3.	Sale of Wavion

In April 2012, subsequent to the reporting date, an additional $1.3 million consideration was received from Alvarion Ltd. in respect of the sale of Wavion, after Wavion met a certain revenue milestone in the fourth quarter of 2011.

2.4.	Credit Line

In April 2012, subsequent to the reporting date, Elron drew down a $5 million loan from the credit line in the aggregate amount of $30 million made available to it by Silicon Valley Bank ("SVB"). The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in group companies and in new companies and to finance Elron's ongoing operations. In accordance with the credit line's terms, upon its utilization the Company placed a pledge on 1,130,000 Given Imaging shares directly held by it, representing approximately 3.7% of Given Imaging's issued share capital, in favor of SVB. For additional details, see Section 1.4 of the Board of Directors Report and Note 3.H to the Financial Statements.

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2.5.	Supplement to Medingo Sale Agreement

In May 2012, subsequent to the reporting date, the parties to the sale agreement of Medingo signed a supplement to the sale agreement, according to which, as final consideration in lieu of the selling shareholders' right under the original sale agreement to all the contingent consideration payments in the aggregate amount of up to $40 million conditional upon Medingo achieving certain operational milestones (the "Contingent Consideration"), the acquirer will pay the selling shareholders an aggregate lump sum of $19 million (the "Immediate Consideration"). In the supplement to the agreement, it is stated that the acquirer has informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement entitles the selling shareholders to $15 million out of the aggregate Contingent Consideration. The Immediate Consideration is payable on May 29, 2012 subject to a certain condition, described in Note 3.G to the Financial Statements. At this stage there is no assurance that the Immediate Consideration will in fact be paid. Insofar as the Immediate consideration will be paid, Elron and RDC are expected to receive approximately $1.4 million and approximately $13.9 million, respectively, and upon receipt of such amounts, Elron is expected to record a net gain of approximately $8.4 million. For additional details, see Note 3.G to the Financial Statements.

2.6.	Agreement for Investment and Sale of Shares of Aqwise

In April 2012, subsequent to the reporting date, Aqwise, its shareholders, and a third party signed an investment and share sale agreement (the "Investment Agreement"), whereby $4.5 million will be invested in Aqwise, and additionally the third party will acquire a portion of Aqwise's other shareholders' shares, including Elron. Upon completion of this transaction, Aqwise will repay its shareholders' loan (in which Elron's share amounts to approximately $0.4 million), and Elron will receive approximately $1.5 million for the sale of its holding in Aqwise to the third party. The transaction's completion is conditional upon certain conditions precedent as stipulated in the Investment Agreement. In addition, if the transaction is completed, pursuant to the Investment Agreement, Elron is expected to hold approximately 19.8% of Aqwise's issued share capital (representing approximately 18% of its fully diluted share capital), and to record a net gain of approximately $4.1 million. As of the date of filing this report, there is no assurance as to the completion or timing of the transaction. For additional details, see Note 3.F to the Financial Statements.

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3.	Item 5 – Operating and Financial Review and Prospects

3.1.	Global Economic Status

See Section 2.2 of the Board of Directors Report for details regarding the impact of the global economic status on the Company.

Ari Bronshtein CEO	Yaron Elad CFO

May 13, 2012, Tel Aviv, Israel

5

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies include companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (which holds 50.46% of the Company's issued share capital), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of March 31, 2012 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders through the realization of its holdings (whether through their sale or through the issuance of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Invest in Israeli or Israeli related technology companies.

•	Identify and exploit investment opportunities with significant exit potential.

•	Focus on investments over which Elron can exert influence and be involved in their management.

•	Actively enhance the Group Companies' value by providing guidance and hands-on assistance to their management.

•	Exploit opportunities to exit Group Companies.

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

RDC has first rights to commercially exploit military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael"). RDC seeks to identify technology projects and invest in companies that will either commercialize Rafael's military technologies or which will be benefited by Rafael's technology and know-how.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Given Imaging Ltd. (22% directly, and 9% by RDC) ("Given Imaging") - Given Imaging develops, manufactures, and markets diagnostic products for visualizing and detecting disorders of the gastrointestinal tract, among them the PillCam capsule, an ingestible capsule used to visualize the gastrointestinal tract through a miniaturized video camera contained in it. Given Imaging's shares are listed on the Nasdaq and the Tel Aviv Stock Exchange.

•
Pocared Diagnostics Ltd. (41%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current practice.

•
BrainsGate Ltd. (29%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•
Kyma Medical Technologies Ltd. (67% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

•
NuLens Ltd. (35%) ("NuLens") - NuLens is developing an intraocular accommodating lens designed to restore vision at varying distances, similar to the natural actions of the eye. NuLens is engaged in the development of several versions of the lens for different types of patients, including a lens for cataract patients, a lens for age-related macular degeneration (AMD) patients, and a lens for people with presbyopia (age related loss of the ability to focus on objects).

•	Notal Vision Inc. (20%) ("Notal Vision") - Notal Vision provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of critical visual changes.

•
SmartWave Medical Ltd. (100% by RDC) ("SmartWave") - SmartWave is developing a fully automatic implantable atrial defibrillator (IAD) that detects and terminates atrial fibrillation episodes (a type of irregular heartbeat) with minimal patient discomfort.

•
Navitrio Ltd. (80%) ("Navitrio") - Navitrio is a digital investment venture, established in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. As of the date of filing this report Navitrio holds approximately 43% of Cloudyn Software Ltd. ("Cloudyn"), which is developing technological solutions for the optimization of resources and costs related to the cloud environment.

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley provides metrology solutions for manufacturing process control in the microelectronics industry.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains from exit transactions or changes in holdings;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and subsequently record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech industry, the status of the venture capital industry, the status of the capital markets, and various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

For details on the effect of the global economic status on Elron and the Group Companies see section 2.2 below.

1.2. Description of Operations in the First Quarter of 2012 and Subsequently

1.2.1. Investments

•
In the first quarter of 2012, Elron and RDC invested approximately $4.3 million in the Group Companies. Most of this amount was invested in BrainsGate which received the second installment out of three installments under the financing round it completed (see Note 3.E to the Financial Statements). For further details on Elron's and RDC's investments see section 1.4 below.

1.2.2. Developments in the Company

•
In May 2012, subsequent to the reporting date, the merger between Starling Advanced Communications Ltd. ("Starling", a 39% Elron holding and 45% RDC holding) and a wholly-owned Elron and RDC subsidiary (the "Merger") was completed, whereby all publicly-owned Starling shares were purchased by Elron and RDC for a cash consideration. According to information provided by the Tel Aviv Stock Exchange, Starling's shares are expected to be delisted from trading on May 15, 2012 and Starling will become a private company whose issued capital is approximately 46.45% and approximately 53.55% held by Elron and RDC, respectively. For additional details, see Note 3.A to the Financial Statements.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

1.2.3. Exit transactions

•
In May 2012, subsequent to the reporting date, the parties to the sale agreement of Medingo Ltd. ("Medingo", previously an 8% Elron holding and 84% RDC holding, sold in May 2010 to F. Hoffmann-La Roche ("Roche")) signed a supplement to the sale agreement, according to which, as final consideration in lieu of the selling shareholders' right under the original sale agreement to all the contingent consideration payments in the aggregate amount of up to $40 million conditional upon Medingo achieving certain operational milestones (the "Contingent Consideration"), Roche will pay the selling shareholders an aggregate lump sum of $19 million (the "Immediate Consideration"). In the supplement to the agreement, it is stated that Roche has informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement entitles the selling shareholders to $15 million out of the aggregate Contingent Consideration. The Immediate Consideration is payable on May 29, 2012 subject to a certain condition, described in Note 3.G to the Financial Statements. At this stage there is no assurance that the Immediate Consideration will in fact be paid. Insofar as the Immediate consideration will be paid, Elron and RDC are expected to receive approximately $1.4 million and approximately $13.9 million, respectively, and upon receipt of such amounts, Elron is expected to record a net gain of approximately $8.4 million. For additional details, see Note 3.G to the Financial Statements.

•
In April 2012, subsequent to the reporting date, Aqwise – Wise Water Technologies Ltd. ("Aqwise", a 34% Elron holding), its shareholders, and a third party signed an investment and share sale agreement (the "Investment Agreement"), whereby $4.5 million will be invested in Aqwise, and additionally the third party will acquire a portion of Aqwise's other shareholders' shares, including Elron. Upon completion of this transaction, Aqwise will repay its shareholders' loan (in which Elron's share amounts to approximately $0.4 million), and Elron will receive approximately $1.5 million for the sale of its holding in Aqwise to the third party. The transaction's completion is conditional upon certain conditions precedent as stipulated in the Investment Agreement. In addition, if the transaction is completed, pursuant to the Investment Agreement, Elron is expected to hold approximately 19.8% of Aqwise's issued share capital (representing approximately 18% of its fully diluted share capital), and to record a net gain of approximately $4.1 million. As of the date of filing this report, there is no assurance as to the completion or timing of the transaction. For additional details, see Note 3.F to the Financial Statements.

1.2.4. Financing

•
In April 2012, subsequent to the reporting date, Elron drew down a $5 million loan from the credit line in the aggregate amount of $30 million made available to it by Silicon Valley Bank ("SVB"). The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in Group Companies and in new companies and to finance Elron's ongoing operations. In accordance with the credit line's terms, upon its utilization the Company placed a pledge on 1,130,000 Given Imaging shares directly held by it, representing approximately 3.7% of Given Imaging's issued share capital, in favor of SVB. For additional details, see section 1.4 below. As of the date of filing this report, Elron's non-consolidated cash and cash equivalents amounted to approximately $32 million.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

1.2.5. Early adoption of International Financial Reporting Standard 9 (2009) ("IFRS 9")

•
In December 2011, the Company's board of directors resolved to early adopt IFRS 9 (the "Early Adoption"). The Early Adoption applies to the Company's financial statements for the period commencing January 1, 2012 and subsequently. The Company resolved to designate its investment in Enablence Technologies Inc. ("Enablence") shares and other immaterial investments as permitted pursuant to the provisions of IFRS 9, such that changes in the fair value of these investments will be presented in the said financial statements in other comprehensive income. In addition, it was resolved to designate investments in certain financial instruments as permitted pursuant to the provisions of IFRS 9, such that changes in these instruments' fair value will be presented in the said financial statements in profit or loss. The Company restated its financial statements as of March 31, 2011 and December 31, 2011, for the three months period ended March 31, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the Early Adoption of IFRS 9, as if it had always been applied. For additional details, see Note 2.B to the Financial Statements.

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the three months ended March 31, 2012	For the three months ended March 31, 2011*	For the year ended December 31, 2011*
	unaudited		audited
	$ thousands
Net loss attributable to Elron's shareholders	(6,218)	(4,397)	(8,417)
Net loss per share attributable to Elron's shareholders (in $)	(0.22)	(0.17)	(0.34)

As previously mentioned, the net income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) Gains from exit transactions, III) Corporate operating expenses**:

	For the three months ended March 31, 2012	For the three months ended March 31, 2011*	For the year ended December 31, 2011*
	unaudited		audited
	$ thousands
Elron's share in net losses of Group Companies	(3,463)	(3,985)	(22,533)
Excess cost amortization	(1,252)	(1,189)	(4,700)
Impairment of investments in Group Companies and financial assets	-	-	(5,846)
Total losses in respect of Group Companies	(4,715)	(5,174)	(33,079)
Gain (Loss) from exit transactions and revaluation of Group Companies, and changes in holdings (net of tax)	(507)	1,607	29,824
Corporate operating expenses	(1,001)	(989)	(4,888)

*	Retroactive adjustment, see section 1.2.5 above.

**	The results summarized in the table are presented net of non-controlling interest.

5

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of profit and loss as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted according to accounting principles only if technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the first quarter of 2012 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Navitrio, NuLens, Kyma, BrainsGate and Pocared.

The loss Elron recorded in the first quarter of 2011 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, Starling, Kyma and NuLens.

Excess cost amortization:

The Company records amortization expenses in respect of excess cost attributed to investments in Group Companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation. Excess cost amortization expenses in the first quarter of 2012 and the first quarter of 2011 were recorded primarily in respect of excess costs attributed to the Company's holding in Given Imaging.

Impairment charges of investments in Group Companies and financial assets:

No impairment charges were recorded in the first quarter of 2012 and the first quarter of 2011.

II)	Gain (Loss) from exit transactions and revaluation of Group Companies, and changes in holdings:

Losses from disposal and revaluation of Group Companies and changes in holdings in the first quarter of 2012 resulted from an approximately $507 thousand loss (net of non-controlling interest) from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

Gains from disposal and revaluation of Group Companies and changes in holdings in the first quarter of 2011 resulted mainly from:

•
An approximately $785 thousand gain (net of non-controlling interest) from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•	An approximately $415 thousand gain from the sale of GigOptix, Inc. ("GigOptix") shares;

•	An approximately $407 thousand gain from the initial consolidation of Kyma.

III)	Corporate operating expenses:

Corporate operating expenses include general and administrative expenses. There was no significant change in corporate operating expenses in the first quarter of 2012 as compared with the first quarter of 2011.

6

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

1.3.2. Consolidated statements of profit and loss

	For the three months ended March 31, 2012	For the three months ended March 31, 2011*	For the year ended December 31, 2011*
	Unaudited		Audited
	$ thousands
Income from sales	-	4,395	14,103
Gain (Loss) from disposal and revaluation of Group Companies, and changes in holdings, net	(513)	1,374	34,605
Financial income	553	856	1,758
Total income	40	6,625	50,466
Cost of sales	-	1,157	5,823
Research and development expenses, net	1,432	4,391	18,184
Selling and marketing expenses	109	1,988	5,672
General and administrative expenses	1,900	2,197	10,474
Equity in losses of associates, net	3,184	2,413	10,374
Amortization of intangible assets	-	85	313
Financial expenses	531	580	4,173
Other expenses (income), net	-	(364)	9,560
Total costs and expenses	7,156	12,447	64,573
Loss before taxes on income	(7,116)	(5,822)	(14,107)
Taxes on income	-	-	602
Loss	(7,116)	(5,822)	(14,709)
Loss attributable to the Company's shareholders	(6,218)	(4,397)	(8,417)
Loss attributable to non-controlling interest	(898)	(1,425)	(6,292)
Basic loss per share attributable to the Company's shareholders (in $)	(0.22)	(0.17)	(0.34)
Diluted loss per share attributable to the Company's shareholders (in $)	(0.22)	(0.17)	(0.34)

*           Retroactive adjustment, see section 1.2.5 above.

1.3.3. Analysis of the consolidated statements of profit and loss

Income from sales

No income from sales was recorded in the first quarter of 2012. Income from sales in the first quarter of 2011 amounted to $4,395 thousand, and mainly included income from sales of Wavion Inc. ("Wavion"), which was sold in November 2011.

Gain (Loss) from disposal and revaluation of Group Companies and changes in holdings, net

In the first quarter of 2012, losses from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $513 thousand, and resulted from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

In the first quarter of 2011, gains from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $1,374 thousand, and resulted from an approximately $967 gain from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired, and from an approximately $407 thousand gain from the initial consolidation of Kyma.

Financial income

Financial income in the first quarter of 2012 amounted to $553 thousand, and resulted mainly from interest income on bank deposits, and from a change in the fair value of the Company's holding in GigOptix shares which was included in the statement of income following the early adoption of the provisions of IFRS 9.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

Financial income in the first quarter of 2011 amounted to $856 thousand, and resulted mainly from interest income on bank deposits, and from translation differences accumulated on loans Elron and RDC granted to Starling.

Cost of sales

Following the sale of Wavion in November 2011, the Group has no sales of products or services. Cost of sales in the first quarter of 2011 amounted to $1,157 thousand, and consisted primarily of expenses related to salaries and materials associated with the sale of Wavion's products.

Operating expenses

Operating expenses in the first quarter of 2012 and the first quarter of 2011 amounted to $3,442 thousand and $8,576 thousand, respectively, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's, RDC's, and consolidated companies' corporate operations (excluding amortization of intangible assets which also constitutes part of operating expenses under IFRS but is presented separately). The following table summarizes the operating expenses of the Company and its consolidated companies:

	For the three months ended March 31, 2012	For the three months ended March 31, 2011
	unaudited
	$ thousands
Elron corporate	1,001	989
RDC	269	557
Wavion (1)	-	3,388
Kyma	722	554
Starling	219	2,189
Navitrio (2)	717	-
SmartWave	162	-
Other (3)	352	899

(1) Sold in November 2011.
(2) Includes Cloudyn.
(3) In the first quarter of 2012 includes Sync-Rx Ltd. ("Sync-Rx", an RDC subsidiary). In the first quarter of 2011 includes Sync-Rx and ActySafe Ltd. (an RDC subsidiary which ceased its operations).

RDC: The decrease in RDC's operating expenses in the first quarter of 2012 compared with the first quarter of 2011 resulted mainly from a decrease in its general and administrative expenses due to a decrease in the number of its employees.

Kyma: The increase in Kyma's operating expenses in the first quarter of 2012 compared with the first quarter of 2011 resulted mainly from an increase in its research and development expenses due to an acceleration in clinical trials of its patch product, and the commencement of pre-clinical trials (which are currently intended to support receipt of CE certification by the end of 2012) of its implantable product.

Starling: The decrease in Starling's operating expenses in the first quarter of 2012 compared with the first quarter of 2011 resulted mainly from the sale of Starling business and the decision of Starling's board of directors to cease its operations during 2011.

Navitrio: Navitrio's operating expenses mainly include Navitrio's and Cloudyn's research and development expenses, resulting from acceleration of Navitrio's CEMMERCE project, and from the continued development of Cloudyn's product and preparations for its launch.

SmartWave: SmartWave's operating expenses mainly include research and development expenses in preparation for its commencement of pre-clinical trials.

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Equity in losses of associates, net

Elron's share in the net losses of its associates resulted from its holdings in certain investments that are accounted for under the equity method. The Company's share in the net losses of its associates in the first quarter of 2012 and in the first quarter of 2011 amounted to $3,184 and $2,413 thousand, respectively.

The increase in Elron's share in the net losses of its associates in the first quarter of 2012 compared with the first quarter of 2011 resulted mainly from the commencement of Pocared's diagnostic trial, and from an acceleration in BrainsGate's clinical trials, which added 3 more medical centers and has so far enrolled approximately 145 patients in its clinical trials which are being conducted at 51 medical centers worldwide (according to the updated protocol).

As most of the Group Companies have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see "Analysis of the results of operations of major associates" below.

Amortization of intangible assets

No amortization of intangible assets was recorded in the first quarter of 2012. Amortization of intangible assets in the first quarter of 2011 amounted to $85 thousand, and resulted from the amortization of intangible assets attributed to technology resulting from the initial consolidation of Wavion in 2008.

Financial expenses

Financial expenses in the first quarter of 2012 amounted to $531 thousand, and resulted mainly from a change in the fair value of the Company's holding in Wave Systems Corp. shares, which was included in the statement of income following the early adoption of the provisions of IFRS 9.

Financial expenses in the first quarter of 2011 amounted to $580 thousand, and resulted mainly from an increase in the market value of Starling's convertible debentures, which were subsequently fully prepaid in November 2011.

Other expenses (income), net

No other expenses (income), net were recorded in the first quarter of 2012.

Other income, net, in the first quarter of 2011 amounted to $364 thousand, and resulted mainly from a gain from the sale of a portion of Elron's holding in GigOptix shares received in the sale of ChipX Inc. in 2009. It should be noted that the early adoption of IFRS 9 did not affect the accounting treatment of the sale of these shares as they were sold prior to the initial application of the standard.

Taxes on income

No taxes on income were recorded during the first quarter of 2012 and the first quarter of 2011.

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1.3.4. Analysis of the results of operations of major associates

Given Imaging (an approximately 26% direct and indirect holding through RDC) reported the following results of operations (according to IFRS):

	For the three months ended March 31, 2012	For the three months ended March 31, 2011	Increase (Decrease)
	unaudited
	$ thousands		%
Sales	41,839	39,969	4.68%
Operating income	106	1,704	(93.78)%
Net income attributable to shareholders	9	553	(98.37)%

The increase in Given Imaging's sales in the first quarter of 2012 compared with the first quarter of 2011 resulted from an increase in the sales of all of its products. The decrease in operating income in the first quarter of 2012 compared with the first quarter of 2011 resulted mainly from an increase in clinical trials expenses (primarily trials associated with regulatory clearances in the U.S. and Japan) and an increase in selling and marketing expenses.

1.4. Financial Position, Liquidity and Capital Resources

Elron's and RDC's primary cash flows (non-consolidated) (1)	For the three months ended March 31, 2012	For the three months ended March 31, 2011
	unaudited
	$ thousands
Investments in Elron's and RDC's group companies (2)	4,341	9,066
Proceeds from disposal of Elron's and RDC's non-current investments	622	1,301

(1) The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows.
(2) Excluding Elron's investment in RDC, and consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.

Cash balance

Consolidated cash and cash equivalents at March 31, 2012 amounted to $34,680 thousand, compared with $40,062 thousand at December 31, 2011. Elron's and RDC's non-consolidated cash and cash equivalents at March 31, 2012 amounted to $27,028 and $1,090 thousand, respectively, compared with $31,096 and $1,909 thousand, respectively, at December 31, 2011.

Raising of debt

In April 2012, subsequent to the reporting date, Elron drew down a $5 million loan from the credit line in the aggregate amount of $30 million made available to it by Silicon Valley Bank ("SVB"). The loan bears interest at the Wall Street Journal Prime Rate plus 0.75% per annum which is paid every three months. The loan shall be repaid three years after the withdrawal date, while the Company is entitled to make early repayment of the loan without any cost. In order to secure the loan, the Company placed a pledge on 1,130,000 Given Imaging shares directly held by it, representing approximately 3.7% of Given Imaging's issued share capital, in favor of SVB. As of the date of filing this report, the ratio of the market value of the pledged shares to the loan amount complies with the credit line's terms, and will allow the Company to utilize an additional amount of up to approximately $1.8 million out of the credit line, without increasing the amount of the pledged shares, if it should see fit to utilize an additional amount. For additional details see Note 3.H to the Financial Statements.

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At March 31, 2012, RDC had a long-term loan in the amount of $6,500 thousand (principal only) granted by Elron and Rafael in equal portions.

Uses of cash

The main uses of cash in the first quarter of 2012 were investments and loans to Group Companies in the amount of $3,841 thousand by Elron and $500 thousand by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

The main uses of cash in the first quarter of 2011 were investments and loans to Group Companies in the amount of $8,263 thousand by Elron and $803 thousand by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

Elron's and RDC's investments in Group Companies during the first quarter of 2012 and the first quarter of 2011 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding the Company's and RDC's investments in Group Companies):

	Elron		RDC
	For the three months ended March 31, 2012	For the three months ended March 31, 2011	For the three months ended March 31, 2012	For the three months ended March 31, 2011
	unaudited
	$ thousands
Consolidated Companies (1)
Kyma (2)	-	4,000	500	-
Starling	-	697	-	803
Wavion (3)	-	931	-	-
	-	5,628	500	803
Associates and Other Investments
BrainsGate	2,364	-	-	-
NuLens	1,477	-	-	-
Pocared	-	2,635	-	-
	3,841	2,635	-	-
Total investments	3,841	8,263	500	803

(1) These investments do not affect the cash included in the Financial Statements.
(2) The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.
(3) Sold in November 2011.

Subsequent to the reporting date and through the date of filing this report, the Company invested $1,000 thousand in Navitrio, and Navitrio invested $500 thousand in Cloudyn. RDC did not make any additional investments.

Proceeds from the disposal of non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first quarter of 2012 included proceeds Elron received in the amount of $622 thousand from the sale of GigOptix shares, and proceeds Elron and RDC received in the amount of $22 and $57 thousand, respectively, from the sale of Sela – Semiconductors Engineering Laboratories Ltd. ("SELA") which was completed in 2009.

Proceeds Elron and RDC received from the disposal of non-current investments in the first quarter of 2011 included proceeds Elron received in the amount of $1,301 thousand from the sale of GigOptix shares, and proceeds Elron and RDC received in the amount of $15 and $38 thousand, respectively, from the sale of SELA.

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Main Group Companies' cash flows (1)

	Cash flows from operating activities		Cash
	For the three months ended March 31, 2012	For the three months ended March 31, 2011	As of March 31, 2012	As of March 31, 2011
	Unaudited				Note in financial statements
	$ thousands
BrainsGate (2)	(1,568)	(1,376)	4,896	6,260	3.E
Given Imaging (2)	674	(1,124)	33,859	28,922	-
Pocared (2)	(1,546)	(1,116)	6,446	6,274	-

(1) See Item 4B – "Business Overview" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission for details on the criteria for classifying a Group Company as a main company.
(2) In accordance with U.S. GAAP.

	March 31, 2012	December 31, 2011*
	(unaudited)	(audited)
	$ thousands
Total assets in the consolidated statement of financial position	201,477	208,329
Investments in associates and available for sale assets (including assets held for sale)	131,578	132,359
Other long-term receivables	3,454	5,308
Current assets (excluding assets classified as held for sale)	61,282	65,494
Intangible assets, net	4,922	4,922
Current liabilities	4,562	4,993
Long-term liabilities	9,921	9,253
Total liabilities	14,483	14,246
Equity including non-controlling interest	186,994	194,083

*	Retroactive adjustment, see section 1.2.5 above.

Shareholders' equity attributable to Elron's shareholders at March 31, 2012 was $167,223 thousand, representing approximately 83% of the total assets in the statement of financial position, compared with $173,609 thousand at December 31, 2011, representing approximately 83% of total assets in the statement of financial position. The decrease in shareholders' equity resulted mainly from the net loss attributable to shareholders in the amount of $6,218 thousand in the first quarter of 2012.

Consolidated working capital at March 31, 2012 amounted to $56,720 thousand (excluding available for sale financial assets presented as assets held for sale), compared with $60,501 thousand at December 31, 2011. The decrease in working capital resulted from a decrease in cash.

Intangible assets as of March 31, 2012 and December 31, 2011 amounted to $4,922 thousand, and included intangible assets in the amount of $3,051 thousand attributed to the agreement granting RDC rights to exploit Rafael's military technologies, and in process research and development in the amount of $1,871 thousand resulting from the initial consolidation of Cloudyn and Kyma.

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2. Exposure to and Management of Market Risks

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its Group Companies, and has not taken any action in the reporting period to hedge market risks resulting from operations of its Group Companies. During the reporting period, and during the period from March 31, 2012 until the date of filing this report, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for managing such risks, the officer responsible for their management and the means of supervising and implementing the policy, as described in Item 5 – "Operating and Financial Review and Prospects" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission.

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at March 31, 2012, December 31, 2011, and March 31, 2011.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

As of March 31, 2012 ($ thousands) (unaudited)

	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	29,714	4,966	-	34,680
Restricted cash	16	-	-	16
Other account receivables	1,433	313	250	1,996
Assets held for sale	-	-	2,387	2,387
Investments in associates	-	-	111,915	111,915
Other investments measured at fair value	-	-	17,276	17,276
Property, plant and equipment, net	-	-	241	241
Intangible assets, net	-	-	4,922	4,922
Other long-term receivables	27,979	65	-	28,044

Total assets	59,142	5,344	136,991	201,477

Liabilities (1)
Trade payables	56	741	-	797
Other account payables	131	2,301	1,326	3,758
Loans from banks and others	3,316	-	-	3,316
Royalty bearing government grants	1,429	-	-	1,429
Employee benefits, net	-	-	5	5
Deferred taxes	-	-	5,178	5,178

Total liabilities	4,932	3,042	6,509	14,483

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

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As of December 31, 2011 ($ thousands) (audited) *

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	34,536	5,526	-	40,062
Restricted cash	-	16	-	-	16
Other account receivables	57	1,717	629	276	2,679
Inventories	-	-	-	98	98
Assets held for sale	-	-	-	3,155	3,155
Investments in associates	-	-	-	111,680	111,680
Other investments measured at fair value	-	-	-	17,524	17,524
Property, plant and equipment, net	-	-	-	246	246
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	27,888	59	-	27,947

Total assets	57	64,157	6,214	137,901	208,329

Liabilities (1)
Trade payables	-	126	530	-	656
Other account payables	-	165	2,807	1,361	4,333
Loans from banks and others	-	3,288	-	-	3,288
Royalty bearing government grants	-	958	-	-	958
Employee benefits, net	-	-	-	1	1
Deferred taxes	-	-	-	5,010	5,010

Total liabilities	-	4,537	3,337	6,372	14,246

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

*	Retroactive adjustment, see section 1.2.5 above.

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As of March 31, 2011 ($ thousands) (unaudited) *

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	47,272	-	4,341	-	51,613
Restricted cash	66	330	-	-	-	396
Trade receivables	-	4,334	18	231	-	4,583
Other account receivables	-	187	-	1,245	2,593	4,025
Inventories	-	-	-	-	6,120	6,120
Assets held for sale	-	-	-	-	9,590	9,590
Investments in associates	-	-	-	-	109,980	109,980
Other investments measured at fair value	-	-	-	-	20,454	20,454
Property, plant and equipment, net	-	-	-	-	2,098	2,098
Intangible assets, net	-	-	-	-	3,901	3,901
Other long-term receivables	-	28,083	-	250	-	28,333

Total assets	66	80,206	18	6,067	154,736	241,093

Liabilities (1)
Trade payables	-	300	47	3,514	-	3,861
Other account payables	506	740	-	6,385	2,006	9,367
Long term loans from banks and others	-	1,882	-	-	-	1,882
Convertible debentures	3,615	-	-	-	-	3,615
Royalty bearing government grants	-	9,914	-	-	-	9,914
Employee benefits, net	-	-	-	-	121	121
Deferred taxes	-	-	-	-	4,839	4,839
Other long term liabilities	-	-	-	-	79	79

Total liabilities	4,121	12,836	47	9,899	7,045	33,948

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

*	Retroactive adjustment, see section 1.2.5 above.

The Company and its subsidiaries did not have material derivatives positions as of March 31, 2012, December 31, 2011, and March 31, 2011.

2.2. Global Economic Status

The global growth experienced in the first quarter of 2012 was not balanced. Most U.S. financial figures indicated a recovery trend, an increase in private consumption, an improvement in the labor market, and accelerated industrial manufacturing. The U.S. economy grew by approximately 2.2% in the first quarter of 2012 (compared with 3.0% growth in the fourth quarter of 2011). By contrast, Europe experienced negative growth in the first quarter of 2012, however, at the same time, the capital markets reacted positively to some progress made in devising the European Fiscal Compact and to the approximately €800 billion increase in the Eurozone rescue fund.

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In the first quarter of 2012, most of Israel's economic indicators pointed to a moderated economic growth rate. Annual industrial exports decreased by 5.5%, industrial manufacturing slowed down, and turnover in the services and trading sectors was stagnant. In the first quarter of 2012, the Bank of Israel State-of-the-Economy Index increased by 2% (compared with the fourth quarter of 2011, at an annual rate). Notwithstanding, recently the Bank of Israel revised its growth forecast for 2012 upward to 3.1% (from 2.8%), likely based on the International Monetary Fund's revision of its growth forecast to 3.5% (from 3.3%). Considering that exports constitute 40% of the domestic GDP, it is clear that Israel's growth pattern is closely dependent on global developments.

The developments in the global markets and particularly in the Eurozone and in the United States (despite a certain recovery trend as previously mentioned), as well as the domestic developments described above, have affected and may continue to affect the Company's and its Group Companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for Group Companies' products), financial covenants, ability to distribute dividends, ability to raise financing for ongoing, long-term, and R&D operations, and availability and terms of financing from financial institutions and banks.

2.3. Sensitivity Tests of Financial Instruments

For details concerning sensitivity tests of sensitive financial instruments included in the Financial Statements in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity tests:

As of March 31, 2012

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	(559)	(10)	(31)	(16)	12	32	16

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	1,128	113	56	(113)	(56)
Sensitivity to changes in share prices investments measured at fair value (including instruments presented as held for sale)	19,663	1,966	983	(1,966)	(983)

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As of December 31, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	(592)	(4)	(32)	(16)	7	35	17

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	1,797	180	89	(180)	(89)
Sensitivity to changes in share prices investments measured at fair value (including instruments presented as held for sale)	20,679	2,068	1,034	(2,068)	(1,034)

As of March 31, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	3,358	(82)	(8)	(4)	85	9	5

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		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(2,779)	(278)	(139)	278	139
Sensitivity to changes in share prices of investments measured at fair value (including instruments presented as held for sale)	30,044	3,004	1,502	(3,004)	(1,502)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,805)	(381)	(190)	381	190

3. Aspects of Corporate Governance

3.1. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's financial statement examination committee (the "Committee") is the audit committee, the organ in charge of the oversight of the financial statements. The Company's board of directors is the organ in charge of the approval of the financial statements. For details regarding the Committee members, see Item 6 – "Directors, Senior Management and Employees" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission.

The Committee holds discussions and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the board of directors' meeting, and reports thereto on any flaw or problem, if any, having arisen during the examination. The Company's independent auditor is invited to and attends the Committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the review performed. In addition, the internal auditor attends the Committee's meetings.

The Committee examines, inter alia, through a detailed presentation by the officers and other company personnel, including the Company's CEO – Ari Bronshtein, and CFO – Yaron Elad, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any), the material estimates and critical assessments used in the financial statements, the valuations, including the assumptions and estimates underlying the same, on which data in the financial statements are based, the completeness and correctness of the disclosure in the financial statements, the reasonableness of the data, the accounting policy implemented and changes having occurred therein, implementation of the principle of due disclosure in the financial statements and related information, the internal controls over the financial reporting and their effectiveness, and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the Committee requests comprehensive reviews on issues of particularly material impact.

The approval of the financial statements involves at least three meetings: Two of the Committee, prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors, and the third – of the board of directors, for discussion and approval of the financial statements.

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The process of approving the Company's financial statements as of March 31, 2012, involved three meetings as follows: (1) a meeting of the Committee for consideration of the material accounting issues, the disclosure included in the financial statements, and the critical estimates used in preparing the financial statements (2) a meeting of the Committee, held prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues, the effectiveness of the internal control over the financial reporting and disclosure, and the formulation of recommendations to the board of directors regarding the approval of the financial statements, and (3) a meeting of the board of directors, for discussing and approving the financial statements and periodical reports.

To the Committee meeting held on May 2, 2012, at which the Committee discussed the material accounting issues, the disclosure included in the periodical reports, and the critical estimates used in preparing the financial statements, the following persons in addition to the Committee members were invited and attended: the independent auditors, Yaron Elad – the Company's CFO, and Niv Levy – the Company's Controller. The Company's internal auditor was invited but did not attend.

To the Committee meeting held on May 9, 2012, at which the Committee discussed and finalized its recommendations to the board of directors regarding approval of the financial statements for the first quarter of 2012, the following persons in addition to the Committee members were invited and attended: the independent auditors, Ari Bronshtein – the Company's CEO, Yaron Elad – the Company's CFO, Niv Levy – the Company's Controller, Doron Cohen – the Company's internal auditor, and other company personnel. During this meeting, the Committee examined, amongst other issues: the assessments and estimates used in connection with the financial statements for the first quarter of 2012, the internal controls over the financial reporting, the completeness and correctness of the disclosure in the financial statements for the first quarter of 2012, the accounting policy implemented and the accounting treatment applied to material issues of the Company, and the critical estimates upon which the first quarter 2012 financial statements' data are based, through a detailed presentation of the abovementioned matters by officers and other company personnel, including the CEO – Ari Bronshtein, and the CFO – Yaron Elad. Furthermore, the Company's independent auditor addressed the review performed. The Committee's recommendations were delivered in writing to the members of the board of directors on May 9, 2012.

At the board of directors meeting held on May 13, 2011, the board of directors discussed the Committee's recommendations and approved the Company's financial statements as of March 31, 2012. The Committee's recommendations and a draft of the quarterly report were delivered in writing to the members of the board of directors four business days prior to the board of directors meeting, which period of time, the board of directors deemed to be reasonable. The following board members attended the meeting: Chairman of the board – Arie Mientkavich, Gad Arbel, Avraham Asheri, Arie Ovadia, Ehud Rassabi, Dori Manor, Gabi Barbash, Hadar Udler, and Rona Dankner.

4. Disclosure Directives Relating to Financial Reporting

4.1. Critical Accounting Estimates

As of the reporting date, no material changes took place with respect to the critical accounting estimates used in preparing the Company's financial statements, as detailed in Note 2 to the consolidated financial statements as of December 31, 2011.

Arie Mientkavich Chairman	Ari Bronshtein CEO

May 13, 2012, Tel Aviv

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Appendix A
to the Board of Directors Report as of March 31, 2012

Sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of March 31, 2012, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of financial instruments held by the Company and its subsidiaries.

The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.

2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity tests were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

I. Sensitivity Tests of Balances as of March 31, 2012

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	2,665	(140)	(61)	(31)	150	63	31
Loans from banks and others (including current maturities)	(3,224)	130	30	15	(138)	(31)	(15)
	(559)	(10)	(31)	(16)	12	32	16

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Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other accounts receivables and trade receivables	270	27	14	(27)	(14)
Cash and cash equivalents	3,706	371	185	(371)	(185)
Non-current assets:
Long-term receivables	46	5	2	(5)	(2)
Current liabilities:
Trade payables and other account payables	(2,894)	(289)	(145)	289	145

	1,128	113	56	(113)	(56)

Sensitivity test of changes in share prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	17,276	1,728	864	(1,728)	(864)
Assets classified as held for sale	2,387	239	119	(239)	(119)
	19,663	1,966	983	(1,966)	(983)

II. Sensitivity Tests of Balances at December 31, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	2,611	(148)	(64)	(32)	160	67	33
Loans from banks and others (including current maturities)	(3,203)	144	32	16	(153)	(32)	(16)
	(592)	(4)	(32)	(16)	7	35	17

21

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	221	22	11	(22)	(11)
Cash and cash equivalents	4,006	401	200	(401)	(200)
Current liabilities:
Trade payables and other account payables	489	49	24	(49)	(24)
Non-current liabilities:
Trade payables and other account payables	(2,919)	(292)	(146)	292	146

	1,797	180	89	(180)	(89)

Sensitivity test of changes in share prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	17,524	1,752	876	(1,752)	(876)
Assets classified as held for sale	3,155	316	158	(316)	(158)
	20,679	2,068	1,034	(2,068)	(1,034)

III. Sensitivity Test of Balances at March 31, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,916	(90)	(24)	(12)	93	24	12
Loans from banks and others (including current maturities)	(558)	8	16	8	(8)	(15)	(7)
	3,358	(82)	(8)	(4)	85	9	5

22

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the First Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,321	132	66	(132)	(66)
Cash and cash equivalents	4,030	403	202	(403)	(202)
Non-current assets:
Long-term receivables	178	18	9	(18)	(9)
Current liabilities:
Trade payables and other account payables	(8,308)	(831)	(415)	831	415

	(2,779)	(278)	(139)	278	139

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in share prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	20,454	2,045	1,023	(2,045)	(1,023)
Assets classified as held for sale	9,590	959	480	(959)	(480)
	30,044	3,004	1,502	(3,004)	(1,502)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,805)	(381)	(190)	381	190

23

Elron Electronic Industries Ltd. English Translation of Interim Consolidated Financial Statements As of March 31, 2012 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of March 31, 2012

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of March 31, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $50.6 million as of March 31, 2012, and the Group's share in its losses amounted to approximately $140 thousand for the three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2b to the condensed consolidated financial statements regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 13, 2012	A Member of Ernst & Young Global

 Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	34,680	51,613	40,062
Restricted cash	16	396	16
Trade receivables	-	4,583	-
Other accounts receivable	26,586	4,025	25,318
Inventories	-	6,120	98

	61,282	66,737	65,494

Assets held for sale	2,387	9,590	3,155

Non-current assets
Investments in associates	111,915	109,980	111,680
Other investments measured at fair value	17,276	20,454	17,524
Other long-term receivables	3,454	28,333	5,308
Property, plant and equipment, net	241	2,098	246
Intangible assets, net	4,922	3,901	4,922

	137,808	164,766	139,680

	201,477	241,093	208,329

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards. .

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	March 31		December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current liabilities
Short term credit and loans from banks and others	-	1,404	-
Trade payables	797	3,861	656
Other accounts payable	3,765	10,267	4,337
Current maturities of convertible debentures	-	1,311	-

	4,562	16,843	4,993

Long-term liabilities
Long-term loans from banks and others	3,316	478	3,288
Convertible debentures	-	2,304	-
Royalty bearing government grants	1,422	9,284	954
Employee benefits	5	121	1
Other long term liabilities	-	79	-
Deferred taxes	5,178	4,839	5,010

	9,921	17,105	9,253

Equity attributable to the
Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,378	190,378
Capital reserves	(8,638)	(1,174)	(8,470)
Accumulated deficit	(24,090)	(14,120)	(17,872)
	167,223	184,657	173,609

Non-controlling interests	19,771	22,488	20,474

Total equity	186,994	207,145	194,083

	201,477	241,093	208,329

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards. .

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 13, 2012

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	For the three months ended March 31		For the year ended December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands (except for loss per share data)

Income
Income from sales	-	4,395	14,103
Gain (loss) from disposal and revaluation of investee companies, and changes in holdings, net	(513)	1,374	34,605
Financial income	553	856	1,758
	40	6,625	50,466

Cost and expenses
Cost of sales	-	1,157	5,823
Research and development expenses, net	1,432	4,391	18,184
Selling and marketing expenses	109	1,988	5,672
General and administrative expenses	1,900	2,197	10,474
Equity in losses of associates, net	3,184	2,413	10,374
Amortization of intangible assets	-	85	313
Financial expenses	531	580	4,173
Other expenses (income), net	-	(364)	9,560
	7,156	12,447	64,573

Loss before taxes on income	(7,116)	(5,822)	(14,107)
Taxes on income	-	-	602

Loss	(7,116)	(5,822)	(14,709)

Attributable to:
The Company's shareholders	(6,218)	(4,397)	(8,417)
Non-controlling interests	(898)	(1,425)	(6,292)

	(7,116)	(5,822)	(14,709)

Loss per share attributable to the
Company's shareholders (in $)

Basic loss	(0.22)	(0.17)	(0.34)

Diluted loss	(0.22)	(0.17)	(0.34)

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the three months ended March 31		For the year ended December 31
	2012	2011 (*)	2011 (*)
	Unaudited		Audited
	$ thousands
Loss	(7,116)	(5,822)	(14,709)

Other comprehensive income (loss) (after tax):

Loss from financial assets measured at fair value through other comprehensive income, net	(247)	(6,037)	(16,146)
Transfer to the statement of income in respect of available for sale financial assets	-	(415)	782
Foreign currency translation differences for foreign operations	86	(580)	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	(1,200)
Actuarial loss from defined benefit plan	-	-	(81)
Group's share of other comprehensive income (loss) of associates	-	(5)	237

Total other comprehensive loss	(161)	(7,037)	(14,504)

Total comprehensive loss	(7,277)	(12,859)	(29,213)

Attributable to:
Company's shareholders	(6,386)	(11,288)	(23,433)
Non-controlling interests	(891)	(1,571)	(5,780)

	(7,277)	(12,859)	(29,213)

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at January 1, 2012 (Audited) (*)	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(247)	79	-	-	(6,218)	(6,386)	(891)	(7,277)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	188	188

Balance at
March 31, 2012	9,573	190,378	351	(10,260)	50	1,221	1,175	(25,265)	167,223	19,771	186,994

(*)   Retroactive adjustment, see Note 2.B regarding adoption of new standards. .

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interest	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital Reserve for available for sale financial assets held for sale	Accumulated deficit from share based Payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at January 1, 2011 (Audited) (*)	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive income (loss)	-	-	-	-	230	(435)	-	(6,686)	-	(4,397)	(11,288)	(1,571)	(12,859)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	44	-	-	-	44	111	155
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(38)	-	-	-	-	-	38	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Non-controlling interests created due to initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	(90)	(90)

Balance at March 31, 2011 (*)	9,573	190,378	351	112	1,628	(663)	124	(2,726)	1,194	(15,314)	184,657	22,488	207,145

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards. .

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for Sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Audited
	$ thousands

Balance at January 1, 2011 (*)	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive income (loss)	-	-	-	-	(1,537)	199	-	(13,834)	-	(8,261)	(23,433)	(5,780)	(29,213)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	115	-	-	-	115	600	715
Expiration of share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	1,026	-	-	-	1,026	(1,026)	-
Share based payments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(150)	-	-	-	-	-	150	-	-	-
Increase in non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,378	1,378
Classification of non-current assets as held for sale	-	-	-	-	(9,874)	-	-	9,874	-	-	-	-	-
Non-controlling interests created due to initially consolidated companies	-	-	-	-	-	-	-	-	-	-	-	1,264	1,264

Balance at
December 31, 2011 (*)	9,573	190,378	351	-	(10,013)	(29)	1,221	-	1,175	(19,047)	173,609	20,474	194,083

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards. .

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the three months ended March 31		For the year ended December 31
	2012	2011 (*)	2011 (*)
	Unaudited		Audited
	$ thousands
Cash flows from operating activities
Loss	(7,116)	(5,822)	(14,709)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:
Depreciation and amortization	22	290	1,334
Financial income, net	(137)	(169)	(186)
Stock based compensation and changes in liability in respect of options	181	160	1,009
Decrease in fair value of financial assets measured at fair value	132	49	60
Gain from sale of investments in available for sale financial assets	-	(415)	(543)
Loss from sale of property and equipment	-	-	1
Loss from impairment of investments and financial assets	-	-	5,846
Loss from write down of inventory	-	-	3,953
Decrease in fair value of convertible debentures	-	291	669
Loss (gain) from disposal of investee companies and changes in holdings, net	513	(1,374)	(34,605)
Equity in losses of associates, net	3,184	2,413	10,374
Taxes on income	-	-	602
Other	56	(112)	849
	3,951	1,133	(10,637)

Changes in Assets and Liabilities:
Increase in trade receivables	-	(1,522)	(699)
Decrease in other accounts receivables	678	897	2,058
Decrease (increase) in inventories	99	(722)	(1,310)
Increase (decrease) in liabilities in respect of government grants	(315)	122	89
Increase (decrease) in trade payables	138	(33)	217
Increase (decrease) in other accounts payables	(854)	1,462	(1,859)
	(254)	204	(1,504)

Cash paid and received during the period for:
Interest paid	-	(26)	(468)
Interest received	137	195	654
	137	169	186

Net cash used in operating activities	(3,282)	(4,316)	(26,664)

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended March 31		For the year ended December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(17)	(142)	(958)
Investment in associates and other companies	(3,841)	(2,635)	(12,899)
Purchase of intangible assets	-	-	(9)
Proceeds from sale of property and equipment	-	-	27
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	-	-	13,139
Proceeds from sale of Starling's operation	-	-	8,201
Proceeds from sale of associates and other companies	79	53	286
Dividend received from associates	-	-	230
Proceeds from sale of financial assets measured at fair value	622	1,301	1,562
Acquisition of investments in subsidiaries less cash acquired	-	668	668
Investments in deposits	-	(10)	(26)
Proceeds from long term deposits	-	-	398

Net cash provided by (used in) investment activities	(3,157)	(765)	10,619

Cash flows from financing activities
Receipt of government grants	855	359	1,518
Repayment of government grants	-	(219)	(4,943)
Investment of non-controlling interests in subsidiaries	-	469	469
Receipt of long-term loans from banks and others	-	-	3,250
Repayment of other long-term loans and liabilities	-	(25)	(224)
Repayment of convertible debentures	-	-	(3,877)
Short-term credit from banks and others, net	-	503	1,858
Net cash provided by (used in) financing activities	855	1,087	(1,949)
Exchange rate differences in respect of cash and cash equivalents	202	(932)	1,517
Decrease in cash and cash equivalents	(5,382)	(4,926)	(16,477)

Cash and cash equivalents as of beginning of the period	40,062	56,539	56,539

Cash and cash equivalents as of end of the period	34,680	51,613	40,062

(*)           Retroactive adjustment, see Note 2.B regarding adoption of new standards. .

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.46% interest in the Company as of March 31, 2012.

DIC's parent company is IDB Development Corporation Ltd. ("IDB"), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of Elron is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between their subsidiaries regarding their main holdings and join control of IDB Holding Corporation Ltd. Mr. Nochi Dankner is the ultimate controlling shareholder, through Ganden Holdings Ltd.

The accompanying consolidated financial statements have been prepared as of March 31, 2012, and for the three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2011 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies, estimates and calculation methods followed in the preparation of the interim consolidated  financial statements are identical to those applied in preparation of the annual consolidated financial statements, with the exception of the following:

IFRS 7 - Financial Instruments: Disclosures

The amendment to IFRS 7 ("The Amendment") states new and extensive disclosure requirements for derecognizing financial assets and disclosure requirements regarding irregular transfers made near the reporting date. The objective of the amendment is to assist the users of the financial statements to assess the risk exposures arising from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving transfers, specifically transactions for the securitization of financial assets. The amendment is implemented commencing on January 1, 2012.

The necessary disclosures will be included in the Company's annual financial statements, once applicable.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Adoption of new standards.

The Company early adopted the first phase (Phase I) of IFRS 9 (2009), "Financial Instruments" ("the Standard"), commencing January 1, 2012. The Standard is part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". As allowed by the Standard, the Company has elected to restate comparative information.

Presented hereunder are the significant accounting policies applied for financial assets, starting January 1, 2012, for financial assets that were not derecognized as of the date of initial application of the Standard:

1.	Initial recognition

Financial instruments are recognized initially at fair value plus, any directly attributable transaction costs, unless they are subsequently measured at fair value.

2.	Subsequent measurement

After the initial recognition, the Company measures its financial assets at amortized cost or at fair value, as follows:

a)	Financial assets measured at amortized cost

In subsequent periods, a financial asset is measured at amortized cost, using the effective interest method while deducting any impairment losses, if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

In regard to impairment, the Company assesses at each reporting period whether there is any objective evidence of impairment. There is objective evidence of impairment whenever one or more events has occurred after initial recognition that has a negative impact on the estimated future cash flows.

Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulties and defaulting on interest or principal payments.

The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate.

In subsequent periods, the previously recognized impairment loss is reversed when the increase in value can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal is credited to the statement of income up to the amount of the previously recognized impairment loss.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Adoption of new standards (Cont.)

b)	Financial assets measured at fair value

Subsequent measurement of all debt instruments not measured at amortized cost is at fair value through profit or loss.

Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis.

If the equity instruments are held for trading, they must be measured at fair value through profit or loss.

When an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets in order to reflect this change.

In regard to financial assets measured at fair value through other comprehensive income, gains, losses and impairment are not recognized in the statement of income, even upon disposal. Changes in fair value of these assets are credited to "Reserve from financial assets measured at fair value through other comprehensive income". Income from dividends from these assets is recognized in the statement of income, unless it clearly represents recovery of part of the investment's cost.

The Company has elected to restate its financial statements as of March 31, 2011 and December 31, 2011, for the three month period ended March 31, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if the policy had always been applied.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Adoption of new standards (Cont.)

Effects of early adoption of the Standard on the Company's financial statements:

Statements of financial position:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands

As of March 31, 2011 (unaudited):

Investments in associates	110,008	(28)	109,980
Capital reserves	7,925	(9,099)	(1,174)
Accumulated deficit	(23,195)	9,075	(14,120)
Equity attributable to the Company's shareholders	184,681	(24)	184,657
Non-controlling interests	22,492	(4)	22,488

As of December 31, 2011 (audited):

Investments in associates	111,405	275	111,680
Capital reserves	9,022	(17,492)	(8,470)
Accumulated deficit	(35,600)	17,728	(17,872)
Equity attributable to the Company's shareholders	173,373	236	173,609
Non-controlling interests	20,435	39	20,474

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Adoption of new standards (Cont.)

Statements of income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands (except for loss per share data)

For the period ended March 31, 2011 (unaudited):

Financial expenses	531	49	580

Loss	(5,773)	(49)	(5,822)

Loss attributable to the Company's shareholders	(4,348)	(49)	(4,397)

Basic loss per share (in $)	(0.16)	(0.01)	(0.17)

Diluted loss per share (in $)	(0.16)	(0.01)	(0.17)

For the year ended December 31, 2011 (audited):

Gain (loss) from disposal of investee companies, revaluation of investments and changes in holdings, net	35,815	(1,210)	34,605

Financial income	1,504	254	1,758

Financial expenses	3,859	314	4,173

Other expenses (income), net	19,434	(9,874)	9,560

Net income (loss)	(23,313)	8,604	(14,709)

Net income (loss) attributable to the Company's shareholders	(17,021)	8,604	(8,417)

Basic net income (loss) per share (in $)	(0.63)	0.29	(0.34)

Diluted net income (loss) per share (in $)	(0.63)	0.29	(0.34)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Adoption of new standards (Cont.)

Statements of comprehensive income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands

For the period ended March 31, 2011 (unaudited):

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(6,086)	49	(6,037)

Group's share of other comprehensive loss of companies accounted for under the equity method	-	(5)	(5)

Other comprehensive income (loss)	(7,081)	44	(7,037)

Total comprehensive loss	(12,854)	(5)	(12,859)

Attributable to:

Company's shareholders	(11,284)	(4)	(11,288)

Non-controlling interests	(1,570)	(1)	(1,571)

For the year ended December 31, 2011 (audited):

Loss from financial assets measured at fair value through other comprehensive income, net	(7,542)	(8,604)	(16,146)

Group's share of other comprehensive income (loss) of companies accounted for under the equity method	(61)	298	237

Other comprehensive loss	(6,198)	(8,306)	(14,504)

Total comprehensive income (loss)	(29,511)	298	(29,213)

Attributable to:

Company's shareholders	(23,689)	256	(23,433)

Non-controlling interests	(5,822)	42	(5,780)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Adoption of new standards (Cont.)

Statement of changes in equity:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands

As of January 1, 2011 (audited):

Capital reserve for available-for-sale financial assets	10,293	(10,293)	-

Capital reserve for financial assets measured at fair value through other comprehensive income	-	1,398	1,398

Capital reserve from classification of available-for-sale financial assets as held for sale	4,209	(4,209)	-

Capital reserve from classification of financial assets as held for sale	-	3,960	3,960

Accumulated deficit	(18,885)	9,124	(9,761)

Equity attributable to the Company's shareholders	195,921	(20)	195,901

Non-controlling interests	23,572	(3)	23,569

Total equity	219,493	(23)	219,470

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Adoption of new standards (Cont.)

Presented hereunder are the effects of the change in accounting policy as a result of the initial application of the Standard on the Company's financial assets as of January 1, 2012 (the date of initial application of the Standard):

	Classification under IAS 39	Balance in financial statements according to IAS 39	Classification under IFRS 9	Balance in financial statements according to IFRS 9
	$ thousands
Financial assets

Cash and cash equivalents	Loans and receivables	40,062	Amortized cost	40,062
Other accounts receivable	Loans and receivables	23,284	Amortized cost	23,284
Other accounts receivable	Fair value through profit or loss	1,272	Fair value through profit or loss	1,272
Other long-term receivables	Loans and receivables	5,308	Amortized cost	5,308
Investment in shares	Available for sale financial assets held for sale	3,155	Financial asset at fair value through profit or loss held for sale	3,155
Investment in shares	Available for sale financial assets	14,898	Fair value through profit or loss	14,898
Investment in shares (1)	Available for sale financial assets	2,626	Fair value through comprehensive income	2,626

(1)
Mainly investment in Enablence Technologies Inc. ("Enablence") shares – As the investment in Enablence shares was not carried out as part of the Company's ordinary investment activities, and in light of the fact that the Enablence shares were received in the sale transaction of Teledata Networks Ltd., the Company decided to classify this investment under the group of financial assets that are measured at fair value through other comprehensive income.

C.	Disclosure of new IFRS in the period prior to their adoption

IFRS 9 - Financial Instruments

In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities ("the Update"). According to the provisions of these amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities for which the fair value option had not been chosen (designated at fair value through profit or loss). Namely, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by giving necessary disclosure or restating comparative data, subject to the exemptions provided by the amendments.

The Company is evaluating the update's adoption's expected effects on its financial statements.

A suite of new accounting standards regarding consolidation of financial statements and other issues

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. The Company is evaluating the standards' adoption's expected effects on the financial statements.

Presented hereunder is a summary of the new standards that were issued:

1.
IFRS 10Consolidated Financial Statements ("IFRS 10") - IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (Revised 2011), Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it, (this model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls an investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee and (3) the ability to use its power over the investee by affecting   the investor's return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control. This means that the existence of De facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

2.
IFRS 11Joint Arrangements ("IFRS 11") - IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities.

3.
IAS 28R,Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates, as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10 consolidated financial statements, IFRS 11 Joint Arrangements and IFRS 12 disclosure of involvement with other entities.

4.
IFRS 12Disclosure of Involvement with Other Entities ("IFRS 12") - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards. The Company is evaluating the standards' adoption's expected effects on the financial statements.

The Company is evaluating the aforementioned standards' adoption's possible impact on the financial statements.

IFRS 13 - Fair Value Measurement ("IFRS 13")

In May 2011 the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 - Share-Based Payment, and leasing transactions within the scope of IAS 17 - Leases. IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, and the measurement of value in use, in accordance with IAS 36 - Impairment of Assets). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Company is evaluating the standard adoption's possible impact on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

IAS 1 - Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendment changes the presentation of items of other comprehensive income ("OCI") in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Income and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided. The necessary disclosures will be included in the Company's annual and interim consolidated financial statements, once applicable.

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

In December 2011, the IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right  to expire.

Simultaneously in December 2011, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements (such as collateral agreements), the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements  that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted, but disclosure of early adoption is required as well as the disclosures required by the amendments to IFRS 7 as described above. The amendments to IFRS 7 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements. The required disclosures pursuant to the amendments to IFRS 7 will be included in the Company's financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period

A.	Starling

Starling Advanced Communications Ltd. ("Starling") provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles prior to selling its assets and ceasing the remainder of its operations.  As of the reporting date, Starling's  shares were traded on the Tel Aviv Stock Exchange (symbol: STLG).

Starling is a subsidiary whose outstanding shares, as of the reporting date, were approximately 39% held by Elron, and 45% held by RDC – Rafael Development Corporation Ltd. ("RDC"), Elron's subsidiary.

In May 2012, subsequent to the reporting date, a merger transaction was completed whereby an Israeli private company, wholly owned by Elron and RDC, which was founded shortly before the merger agreement was signed and which had no business activity, was merged with and into Starling, in accordance with the eighth section of the Israeli companies law. The registered shareholders of Starling's shares on the record date, apart from Elron and RDC, transferred their Starling shares to Elron and RDC in consideration for NIS 0.87 (approximately $0.23) for each ordinary share. According to information provided by the Tel Aviv Stock Exchange, Starling's shares are expected to be delisted from trading on May 15, 2012, on which date Starling will become a private company held 46.45% and 53.55% by Elron and RDC, respectively. The aggregate merger consideration amounted to approximately NIS 1,600 thousand (approximately $420) which was paid by Elron and RDC in proportion to each party's respective post-merger holdings in Starling.

B.	Wavion

Wavion Inc. ("Wavion"), provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Prior to its sale (see below), Elron directly held approximately 67% of Wavion's outstanding shares.

As mentioned in Note 3.C.2.c to the annual consolidated financial statements, in November 2011, the sale of all the shares of Wavion to Alvarion Ltd, was completed. Pursuant to the sale agreement, an amount of up to $3,750 out of the sale consideration was contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration").

In April 2012, subsequent to the reporting date, the Company received an additional consideration of approximately $1,272 on account of the Contingent Consideration, out of the total Contingent Consideration of approximately $2,720 paid to the recipients of the transaction proceeds. This consideration was recognized in 2011 as a gain from disposal of investee companies in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

C.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients.

In September 2011, RDC and Kyma signed an investment agreement, according to which RDC will invest $2,500 in Kyma in three installments during 2012.

In January 2012, RDC advanced the first installment in the amount of $500, following which its holding in Kyma increased to approximately 67% of Kyma's outstanding shares.

Following the completion of the entire investment, RDC's holding is expected to increase to approximately 73% of Kyma's outstanding shares.

D.	NuLens

NuLens Ltd. ("NuLens") is developing intra-ocular lenses, or IOLs, designed to provide accommodation for all distances.

Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.d) to the annual consolidated financial statements, in June 2011, NuLens signed an investment agreement with its shareholders, including Elron, to invest an aggregate amount of $4,000 in NuLens in two payments. The first payment in the amount of approximately $2,400 took place immediately, of which Elron's share was approximately $1,000. The second installment was advanced in January 2012, of which Elron's share was approximately $1,480.

E.	BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 29% of BrainsGate's outstanding shares. BrainsGate is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.g) to the annual consolidated financial statements, in July 2011, BrainsGate signed an investment agreement with its major shareholders, including Elron ("the Major Shareholders"), whereby approximately $20,000 is to be advanced in three installments in consideration for Preferred D shares and warrants for Preferred D shares. The first installment in the amount of approximately $6,700 was advanced immediately in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400.

In January 2012, the second installment in the amount of approximately $6,700 was advanced to BrainsGate in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. Following the second installment, Elron's holding in BrainsGate increased from approximately 27% to 29% of BrainsGate's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

E.	BrainsGate (Cont.)

According to the agreement, the major shareholders committed to advance the third installment in July 2012. Following the third installment in July 2012, Elron's holding in BrainsGate is expected to be approximately 30% of BrainsGate's outstanding shares and 27% on a fully diluted basis.

F.	Aqwise

Aqwise – Wise Water Technologies Ltd. ("Aqwise") provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the reporting date, Elron holds approximately 34% of Aqwise's outstanding shares. Aqwise is accounted for under the equity method of accounting.

In April 2012, subsequent to the reporting date, Aqwise signed an investment and share sale agreement with its shareholders and a third party (the "Investor"), according to which an amount of $4,500 will be invested in Aqwise, and additionally the Investor will purchase a portion of Aqwise's other shareholders' shares , including Elron. The completion of the transaction is conditional upon certain conditions as stipulated in the said agreement.

If the transaction is completed, Aqwise will repay the loan which was granted to it by its shareholders (of which Elron's share is approximately $350). In addition, Elron will receive an amount of approximately $1,550 in consideration for the sale of a portion of its holding in Aqwise to the Investor.

In addition, if the said transaction will be completed, Elron's holding in Aqwise is expected to be approximately 19.8% of Aqwise's outstanding shares and approximately 18% on a fully diluted basis. Accordingly, since the Company is expected to lose its significant influence over Aqwise, the remaining investment will be presented as an investment in a financial asset measured at fair value. Upon completion of the transaction, Elron is expected to recognize a gain in the amount of approximately $4,100, under line item gain (loss) from disposal and revaluation of investee companies and changes in holdings, net.

There is no assurance as to the completion or timing of the transaction.

G.	Medingo

As mentioned in Note 3.C.2.b to the annual consolidated financial statements, in May 2010, the sale of Medingo Ltd. ("Medingo") to F. Hoffmann-La Roche Ltd. (the "Acquirer") was completed. Pursuant to the sale agreement, in addition to the cash consideration received in the transaction, operational milestones were defined whose achievement, according to the sale agreement, entitle the selling shareholders, including Elron and RDC, to an additional aggregate consideration of up to $40,000 ("Contingent Consideration"). In addition, according to the sale agreement, an amount of $27,000 is held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any (the "Escrow Deposit").

In May 2012, subsequent to the reporting date, the parties to the sale agreement signed a supplement to the sale agreement (the "Supplement"), according to which, as final consideration in lieu of the selling shareholders' right under the original sale agreement to all the contingent consideration payments, the Acquirer will pay the selling shareholders an aggregate lump sum of $19,000 (the "Immediate Consideration"), on May 29, 2012 (which immediately follows the original expiration date of the Escrow Deposit).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

G.	Medingo (Cont.)

The Supplement  states that to the extent that by such date an event occurs preventing the release of the entire Escrow Deposit to the selling shareholders and/or the full payment without any set-off of the Immediate Consideration, the selling shareholders' representative shall have the option to cancel the aforesaid agreement set forth in the Supplement, in which case the original sale agreement's provisions pertaining to the Contingent Consideration will remain in effect.

At this stage there is no assurance that the entire escrow deposit will be timely released to the selling shareholders and that the Immediate Consideration will in fact be paid.

Under the Supplement it is stated that the Acquirer has informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement entitles, according to the original sale agreement, the selling shareholders to $15,000 out of the aggregate Contingent Consideration.

As explained in Note 3.B.2.b to the annual consolidated financial statements, the net gain recorded in respect of the sale did not include recognition of the Contingent Consideration element, mainly because in management's estimation, the fair value of this element could not be reliably estimated.

It should be noted that as of March 31, 2012, since the Company had no excess to information enabling it to establish a reliable range of estimates and in light of the inability to reliably measure the fair value of the Contingent Consideration amount, the Company did not recognize a gain from the Contingent Consideration in the reporting period.

Insofar as the Immediate Consideration will be paid, Elron and RDC are expected to receive approximately $1,400 and approximately $13,900, respectively. Accordingly, upon receipt of such amounts, Elron is expected to record a net gain (attributable to the Company's shareholders) of approximately $8,400 (a consolidated net gain of approximately $15,300).

H.	Credit Line

As mentioned in Note 15 (4) to the annual consolidated financial statements, in November 2011, Elron entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000 for a period of up to 18 months. According to the terms of the credit agreement, at the time the credit line is actually utilized, the Company will pledge shares of Given Imaging Ltd. ("Given") directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares to the amount of credit utilized ("the Coverage Ratio"). Should the Coverage Ratio decrease below 3, then the Company shall be required either to pledge additional Given shares or repay a portion of the credit utilized in order to maintain the Coverage Ratio.

In April 2012, subsequent to the reporting date, the Company drew down a loan in the amount of $5,000 from the aforementioned credit line. To secure the loan, and according to the credit agreement, a pledge was placed on the Company's holdings in 1,130,000 Given shares in favor of the Bank, representing approximately 3.7% of Given's outstanding shares.

As of the date the loan was received and as of May 11, 2012, the Coverage Ratio is approximately 4.4 and 4.1, respectively.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 19 to the annual consolidated financial statements, approved for publication on March 13, 2012.

Note 5 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include condensed data or the financial statements of Given Imaging Ltd., a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

Note 6 – Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to share-holders of the company	Equity attributable to non-controlling interests
	$ thousands
As of March 31, 2012 (unaudited)
Pocared Diagnostics Ltd.	8,326	854	9,180	492	-	492	8,688	-
BrainsGate Ltd.	12,919	252	13,171	2,084	752	2,836	10,335	-
NuLens Ltd.	1,844	973	2,817	749	1,498	2,247	570	-

As of March 31, 2011 (unaudited)
Pocared Diagnostics Ltd.	6,766	547	7,313	426	-	426	6,887	-
BrainsGate Ltd.	6,391	325	6,716	1,959	24	1,983	4,733	-
NuLens Ltd.	1,884	1,250	3,134	1,113	398	1,511	1,623	-

As of December 31, 2011 (audited)
Pocared Diagnostics Ltd.	9,861	820	10,681	725	-	725	9,956	-
BrainsGate Ltd.	8,079	274	8,353	2,290	621	2,911	5,442	-
NuLens Ltd.	1,034	999	2,033	734	936	1,670	363	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 – Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970 (Cont.)

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
	$ thousands
For the three months period ended March 31, 2012 (unaudited)
Pocared Diagnostics Ltd.	-	-	(1,349)	(1,310)	(1,310)	(1,310)	-
BrainsGate Ltd.	-	-	(1,746)	(1,495)	(1,495)	(1,495)	-
NuLens Ltd.	-	-	(854)	(1,353)	(1,353)	(1,353)	-

For the three months period ended March 31, 2011 (unaudited)
Pocared Diagnostics Ltd.	-	-	(1,021)	(987)	(987)	(987)	-
BrainsGate Ltd.	-	-	(1,473)	(1,301)	(1,301)	(1,301)	-
NuLens Ltd.	-	-	(1,219)	(1,230)	(1,230)	(1,230)	-

For the year ended December 31, 2011 (audited)
Pocared Diagnostics Ltd.	-	-	(5,566)	(5,556)	(5,556)	(5,556)	-
BrainsGate Ltd.	-	-	(7,536)	(7,605)	(7,605)	(7,605)	-
NuLens Ltd.	-	-	(4,409)	(5,030)	(5,030)	(5,030)	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 – Components of  comprehensive income (loss)

Three months period ended March 31, 2012 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands
Loss	(6,218)	-	-	(6,218)	(898)	(7,116)
Loss from financial assets measured at fair value through other comprehensive income	-	(247)	-	(247)	-	(247)
Foreign currency translation differences for foreign operations	-	-	79	79	7	86

Total other comprehensive income (loss)	-	(247)	79	(168)	7	(161)

Total comprehensive income (loss)	(6,218)	(247)	79	(6,386)	(891)	(7,277)

Three months period ended March 31, 2011 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held-for-sale	Reserve for financial assets measured at fair value through other comprehen-sive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands
Loss	(4,397)	-	-	-	(4,397)	(1,425)	(5,822)
Gain (loss) from financial assets measured at fair value through other comprehensive income	-	(6,271)	234	-	(6,037)	-	(6,037)
Transfer to the statement of income in respect of available-for-sale financial assets	-	(415)	-	-	(415)	-	(415)
Foreign currency translation differences for foreign operations	-	-	-	(435)	(435)	(145)	(580)
Group's share of other comprehensive loss of associates			(4)		(4)	(1)	(5)

Total other comprehensive income (loss)	-	(6,686)	230	(435)	(6,891)	(146)	(7,037)

Total comprehensive income (loss)	(4,397)	(6,686)	230	(435)	(11,288)	(1,571)	(12,859)

Note 8 - Components of  comprehensive income (loss) (Cont.)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 - Components of  comprehensive income (loss) (Cont.)

Year ended December 31, 2011 (audited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehen-sive income held for sale	Reserve for financial assets measured at fair value through other comprehen-sive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(8,417)	-	-	-	(8,417)	(6,292)	(14,709)
Loss from financial assets measured at fair value through other comprehensive income	-	(16,068)	(78)	-	(16,146)	-	(16,146)
Available-for-sale financial assets classified to the statement of income	-	2,234	(1,452)	-	782	-	782
Adjustments arising from translating financial statements of foreign operations	-	-	-	1,399	1,399	505	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Actuarial loss from defined benefit plans	(54)	-	-	-	(54)	(27)	(81)
Group's share of net other comprehensive income (loss) of companies accounted for under the equity method	210	-	(7)	-	203	34	237

Total other comprehensive income (loss)	156	(13,834)	(1,537)	199	(15,016)	512	(14,504)

Total comprehensive income (loss)	(8,261)	(13,834)	(1,537)	199	(23,433)	(5,780)	(29,213)

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details regarding investments in the interim consolidated financial statements as of March 31, 2012

	Rate of holdings in equity		Consoli-dated rate of holdings in equity	Elron's effective rate of holdings in equity (2)	Fully diluted consolidated rate of holdings	Elron's fully diluted effective rate of holdings (2)	Consolidated carrying value of investment	Market value of investment
	Elron (1)	RDC					March 31, 2012	March 31, 2012	May 11, 2012
	%						$ thousands
Investments in investee companies

Subsidiaries:

Starling Advanced Communications Ltd.	38.55	44.44	82.98	60.81	80.91	59.29	3,094	1,994	2,005
Sync-Rx Ltd.	-	87.43	87.43	43.80	78.10	39.13	64	-	-
Navitrio Ltd.	80.00	-	80.00	80.00	80.00	80.00	79
Cloudyn Software Ltd.	27.03	-	27.03	27.03	25.00	25.00	124
Kyma Medical Technologies Ltd.	-	67.10	67.10	33.62	55.11	27.61	1,517	-	-
Smartwave Medical Ltd.	-	100.00	100.00	50.10	89.50	44.84	159	-	-

Associates:
Given Imaging Ltd.	22.14	8.66	30.81	26.48	25.89	22.26	102,671	177,276	168,095
Aqwise – Wise Water Technologies Ltd.	34.03	-	34.03	34.03	29.95	29.95	2,433	-	-
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	232	-	-
BrainsGate Ltd.	28.86	-	28.86	28.86	25.24	25.24	2,180	-	-
Atlantium Technologies Inc.	23.44	-	23.44	23.44	20.22	20.22	-	-	-
Pocared Diagnostics Ltd.	40.84	-	40.84	40.84	36.97	36.97	4,404	-	-
Plymedia Inc.	27.96	-	27.96	27.96	21.84	21.84	-	-	-

Other investments:
Notal Vision Inc.	20.31	-	20.31	20.31	15.42	15.42	2,342	-	-
GigOptix Inc. (5)	0.33	-	0.33	0.33	N/A	N/A	195	195	-
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	12,300	-	-
InnoMed Ventures L.P.	13.92	-	13.92	13.92	N/A	N/A	256	-	-
Enablence Technologies Inc.	6.61	-	6.61	6.61	6.17	6.17	1,236	1,236	614
Whitewater Ltd	2.90	-	2.90	2.90	1.45	1.45	1,077	-	-
Wave Systems Corp. (3), (4)	1.38	-	1.38	1.38	N\A	N\A	2,192	2,192	1,350

1)	Including holding through Elron's fully-owned subsidiaries and through Navitrio..
2)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by Navitrio multiplied by 80%.
3)	Includes shares held in escrow at a rate of approximately 0.18%.
4)	The value of Wave Systems Corp.'s shares is determined by their price quoted on the Nasdaq, net of the discount element in respect of the lock-up period during which they cannot be sold.
5)	As of the approval date of these statements, the entire investment in GigOptix's shares was sold.

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of March 31, 2012 Unaudited

Contents

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of March 31, 2012 and for the three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 36 million as of March 31, 2012 and the earnings from the investee amounted to approximately $ 101 thousand for the three months then ended. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 4 to the separate interim financial information regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 13, 2012	A Member of Ernst & Young Global

2

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of March 31, 2012, and for the three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2011 ("consolidated financial statements for 2011") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements

Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.
■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

3

 Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31		December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	26,969	38,091	31,037
Other accounts receivable	7,010	1,265	5,194

	33,979	39,356	36,231

Assets held for sale	2,387	9,590	3,155

Non-current assets
Investments in subsidiaries and associates, net	189,335	214,385	188,572
Other investments measured at fair value	16,988	18,438	17,236
Property, plant and equipment, net	66	111	70
Other long-term receivables (Note 2)	3,518	6,843	5,394

	209,907	239,777	211,272

Total assets	246,273	288,723	250,658

(*)           Retroactive adjustment, see Note 4.

The accompanying additional information is an integral part of the separate financial data and information.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	March 31	March 31	December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current liabilities
Trade payables	184	390	102
Other accounts payable	1,597	21,213	1,821

	1,781	21,603	1,923

Long-term liabilities
Other long term liabilities (Note 3)	77,269	82,463	75,126

Total Liabilities	79,050	104,066	77,049

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,378	190,378
Capital reserves	(8,638)	(1,174)	(8,470)
Accumulated deficit	(24,090)	(14,120)	(17,872)

Total equity	167,223	184,657	173,609
	246,273	288,723	250,658

(*)           Retroactive adjustment, see Note 4.

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: May 13, 2012

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Income
Financial income	561	212	8,387

Cost and expenses
General and administrative expenses	1,001	984	4,880
Financial expenses	2,317	1,688	454
Other expenses (income), net	-	(415)	5,390

	3,318	2,257	10,724

	(2,757)	(2,045)	(2,337)

Gain (loss) from disposal and revaluation of investee companies, and changes in holdings, net	(501)	1,018	31,458
Company's share of loss of subsidiaries and associates	(2,960)	(3,370)	(37,538)

Loss attributable to the Company's shareholders	(6,218)	(4,397)	(8,417)

(*)           Retroactive adjustment, see Note 4.

The accompanying additional information is an integral part of the separate financial data and information.

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Loss attributable to the Company's shareholders	(6,218)	(4,397)	(8,417)

Other comprehensive income (loss):

Loss from financial assets measured at fair value through other comprehensive income, net	(247)	(6,270)	(16,211)
Transfer to the statement of income in respect of available for sale financial assets	-	(415)	910
Foreign currency translation differences for foreign operations	75	(256)	824
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	(1,200)

Total other comprehensive loss attributable to the Company	(172)	(6,941)	(15,677)

Other comprehensive income attributable to the Company's subsidiaries and associates	4	50	661

Total comprehensive loss attributable to the Company's shareholders	(6,386)	(11,288)	(23,433)

(*)           Retroactive adjustment, see Note 4.

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Cash flows from operating activities

Loss attributable to the Company	(6,218)	(4,397)	(8,417)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:
Company's share of loss of subsidiaries and associates	2,960	3,370	37,538
Depreciation	7	10	32
Financial income, net	(119)	(141)	(721)
Stock based compensation and changes in liability in respect of call options	(7)	5	294
Loss from impairment of investments and financial assets	-	-	5,846
Gain from sale of property and equipment	-	-	(3)
Gain from sale of investments in available for sale financial assets	-	(415)	(415)
Loss (gain) from disposal and revaluation of investee companies, and changes in holdings, net	501	(1,018)	(31,458)
Decrease in fair value of financial assets measured at fair value	132	49	60
Other	(304)	(321)	(12)

	3,170	1,539	11,161

Changes in assets and liabilities of the Company:
Decrease (increase) in accounts receivable	149	(243)	(192)
Increase in long term receivables	(97)	(49)	(262)
Increase (decrease) in trade payables	82	156	(132)
Increase (decrease) in other accounts payable	(217)	613	(1,575)
Increase (decrease) in other long term liabilities	2,144	1,579	(5,758)

	2,061	2,056	(7,919)

Cash paid and received during the period for:
Interest received	119	141	721

Net cash used in operating activities of the Company	(868)	(661)	(4,454)

(*)           Retroactive adjustment, see Note 4.

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the three months ended	For the three months ended	For the year ended
	March 31	March 31	December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(3)	-	(4)
Investment in associates and subsidiaries	(3,841)	(8,263)	(22,651)
Proceeds from sale of property and equipment	-	-	26
Proceeds from sale of associates and subsidiaries	22	5,000	19,355
Proceeds from sale of financial assets measured at fair value	622	1,301	1,301
Loans to subsidiary	-	-	(3,250)

Net cash used in investment activities	(3,200)	(1,962)	(5,223)

Decrease in cash and cash equivalents	(4,068)	(2,623)	(9,677)

Cash and cash equivalents as of beginning of the period	31,037	40,714	40,714

Cash and cash equivalents as of end of the period	26,969	38,091	31,037

(*)           Retroactive adjustment, see Note 4.

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.             General

The accompanying condensed separate financial data as of March 31, 2012 and for the three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2011 and the Company's interim consolidated financial statements and accompanying notes.

2.             Long term receivables

Long term receivables are mainly comprised of loans granted by the Company to its subsidiary, RDC Rafael Development Corporation Ltd. ("RDC") in the amount of approximately $3,250. For further details regarding the loan granted to RDC, see Note 3.C.2.d) to the consolidated financial statements for 2011.

3.             Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

4.             retroactive adjustment

As said in Note 2.B to the interim consolidated financial statements, the Company has restated its financial statements as of March 31, 2011 and December 31, 2011, for the three months period ended March 31, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if the policy had always been applied.

The effects of early adoption of IFRS 9 on this separate financial data are identical to the effects of early adoption of IFRS 9 on the interim consolidated financial statements, except for:

In the statements of financial position:

	As previously reported	effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

As of March 31, 2011 (unaudited):

Investments in subsidiaries and associates, net	214,409	(24)	214,385

As of December 31, 2011 (audited):

Investments in subsidiaries and associates, net	188,336	236	188,572

10

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

In the statements of comprehensive income:

	As previously reported	effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

For the period ended March 31, 2011 (unaudited):

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	54	(4)	50

Total comprehensive loss attributable to the Company's shareholders	(11,284)	(4)	(11,288)

For the year ended December 31, 2011 (audited):

Other comprehensive income attributable to the Company's subsidiaries and associates	405	256	661

Total comprehensive income (loss) attributable to the Company's shareholders	(23,689)	256	(23,433)

The change in accounting policy resulting from the early adoption of IFRS 9 did not affect the carrying value of the loan the Company granted to RDC (described in section 2 above). Prior to the adoption of IFRS 9, this loan was classified under "loans and accounts receivable" in accordance with IAS 39, and subsequent to the adoption of IFRS 9, this loan is classified as financial assets measured at amortized cost.

11

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of March 31, 2012

Attached hereby is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended December 31, 2011 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management concluded that the internal control as aforesaid, as of December 31, 2011, is effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer
I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2012 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 13, 2012    ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the first quarter of 2012 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

May 13, 2012    ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of March 31, 2012
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of March 31, 2012 (1 USD = 3.715 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	12,074	0	1,213
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	5,309	0
Total	0	0	0	12,074	5,309	1,213

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by  the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	113,649
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	142,296